UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO.: 1-5507

CUSIP NO.: 55909301
(CHECK ONE):
/_/ FORM 10-K /_/ FORM 20-F /_/ FORM 11-K /X/ FORM 10-Q /_/ FORM 10-D
/_/ FORM N-SAR /_/ FORM N-CSR
FOR THE PERIOD ENDED: December 31, 2008
OR
☐ TRANSITION REPORT ON FORM 10-K
☐ TRANSITION REPORT ON FORM 20-F
☐ TRANSITION REPORT ON FORM 11-K
☐ TRANSITION REPORT ON FORM 10-Q
                     ☐ FOR THE TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant: Magellan Petroleum Corporation
Address of Principal Executive Offices: 10 Columbus Boulevard, Hartford, CT 06106

PART II — RULES 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (B)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/_/ (C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     Magellan Petroleum Corporation is unable to file its quarterly report on Form 10-Q with the Securities and Exchange Commission on or before February 17, 2009 because it is unable to complete the preparation of its consolidated financial statements by the February 17, 2009 filing date without unreasonable effort or expense.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

Daniel J. Samela	(860) 293-2006
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     /X/ Yes /___/ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     / X / Yes / / No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Magellan Petroleum Corporation

(Name of Registrant as Specified in Its Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Daniel J. Samela
Daniel J. Samela
Date: February 17, 2009		Chief Financial and Accounting Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
QUESTION 3 EXPLANATION
     During the quarter ended December 31, 2007, the Company settled a dispute with the Australian Taxation Office for (AUS) $14,641,994 and recorded this cost as part of the December 31, 2007 income tax provision. This was a non-recurring expense. Because this expense did not recur during the three and six month periods ended December 31, 2008, there will be a significant change in the results of operations reported for the first six months of 2008 when compared to the corresponding six month period in 2007.